214-746-7864 mary.korby@weil.com

December 1, 2009

VIA EDGAR CORRESPONDENCE AND FEDERAL EXPRESS

Ms. Sandy Eisen
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4628
100 F Street, N.E.
Washington, DC 20549-4628

Re:           Darling International Inc.

Form 10-K for Fiscal Year Ended January 3, 2009
Filed March 4, 2009
Form 10-Q for the Fiscal Quarter Ended July 4, 2009
Filed August 13, 2009
Schedule 14A
Filed April 3, 2009
File No. 1-13323

Dear Ms. Eisen:

On behalf of Darling International Inc., a Delaware corporation (the “Company”), we are submitting the following responses to the Staff’s comments made in its letter of November 2, 2009 (the “Comment Letter”) addressed to the Company in connection with the Company’s Form 10-K filed on March 4, 2009 (the “Form 10-K”), the Company’s Form 10-Q filed on August 13, 2009 (the “Form 10-Q”), and the Company’s Schedule 14A filed on April 3, 2009 (the “2009 Proxy Statement”).  Where applicable, we have incorporated revisions in response to the Staff’s comments into draft amendments to the Form 10-K or to the Form 10-Q (together, the “Amendments”).  We are providing proposed change pages for the Amendments to the Staff on a supplemental basis.  The Company is prepared to file a Form 10-K/A and a Form 10-Q/A, as applicable, incorporating the proposed changes if the Staff requests that the Company do so.

For convenience, the Staff’s comments have been reproduced in bold text in this letter with the Company’s responses thereto below each corresponding comment.

Ms. Eisen
December 1, 2009

Form 10-K for the Fiscal Year Ended January 3, 2009

General

1.
We note that you list “Commission File Number 0-24620” on the title page of your filing but that the Edgar filing system indicates file number 001-13323.  Please be certain to indicate the correct file number on your filings.  Please call Edgar Filer Support at (202) 551-8900 should you require further clarification or assistance regarding this inconsistency.

The Company’s 10-Q for the period ended October 3, 2009, which was filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2009 (the “2009 Third Quarter Form 10-Q”), reflects the correct Commission File Number of 001-13323.  In addition, the Company will include the correct file number on all of its future filings.

Management’s Discussion and Analysis…, page 23

2.
You have discussed and defined several indicators, such as raw material and finished product production volumes, yield on production, collection fees and factory operating expense, that management believes are important measures of your operating performance.  However, after defining such indicators, your disclosures do not include an analysis of these indicators for the fiscal periods presented.  Please expand your disclosures to include the calculated amounts and related discussion of these metrics in sufficient detail to assist an investor in understanding your operational performance.  For example, for all periods, expand your discussion to include detail of the volumes and prices of MBM, BFT, and YG sold.  In this regard, specify number of tons/cwt sold and price per ton/cwt for each product for each period.

As you have indicated, in the Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) section of the Form 10-K and the Form 10-Q, the Company begins its discussion of its results of operations for the relevant periods by outlining the principal indicators which management routinely monitors and compares to previous periods as an indicator of problems or improvements in operating results.  The Company then analyzes and discusses the impact of these indicators in greater detail for the period being reported through the use of detailed tables and additional narrative that appear throughout the discussion of the Company’s results of operations contained in MD&A.

By way of example, with respect to prices, the Company discusses prices for the finished product commodities that the Company produces and provides a table showing the average prices on the Jacobsen Index, an established trading exchange price publisher, for each of these products for the period being reported, as well as the comparable prior year period.  In addition, as part of the discussion in MD&A of net sales and cost of sales/operating expenses, the Company includes tables (the “Tables”) showing the monetary impact of the various indicators on the Company’s results of operations by segment for the period being reported.

Ms. Eisen
December 1, 2009

      The Company acknowledges that it could improve its disclosure by moving narrative that appears throughout MD&A and which further discusses and analyzes the indicators referenced in the Tables to a new, expanded paragraph immediately following each of the Tables.  The Company believes that this change will further assist investors in understanding how the indictors impact the Company’s operational performance.  The Company’s 2009 Third Quarter Form 10-Q reflects this new disclosure.  For the Staff’s convenience, the Company has included pages from the 2009 Third Quarter Form 10-Q intended to address the Staff’s comments in the materials provided on a supplemental basis.

As mentioned above, in each periodic filing of a Form 10-Q or Form 10-K, the Company provides specific market pricing information for both the current and comparable prior quarter for each of the commodities it produces and discusses and analyzes in the Tables and related narrative the impact of such prices on the Company’s results of operations.  As noted above, the provided pricing is based on the Jacobsen Index, an independent third party pricing source that is widely used in the Company’s industry.  Jacobsen Index pricing forms the basis for all of the Company’s sales.  Actual prices may vary from day to day and by delivery points, quantity of materials sold and requested delivery times.  In addition, the Company discusses and analyzes in the Tables and related narrative the impact of raw material volumes on the Company’s results of operations, including the monetary impact by segment.  The Company believes that the Jacobsen pricing information and raw material volume information currently provided, together with the related discussion and analyses, provides investors with the relevant information necessary for an investor to understand the impact of finished product prices and raw material volumes on the Company’s results of operations.  Accordingly, the Company respectfully submits that more detailed reporting of the actual volumes and actual prices of MBM, BFT and YG sold (the “Actual Volume and Price Information”) is not material to an investor’s overall understanding of the Company, its business and its results of operations.  As a result, the Company believes disclosure of such information is not required pursuant to Item 303 of Regulation S-K.

Furthermore, the Company respectfully submits that the Actual Volume and Price Information constitutes commercial and financial information that is confidential and that the disclosure of such information would result in substantial competitive harm to the Company.  Therefore, the Company believes it is appropriate to withhold such information.

To provide a framework for an analysis of potential competitive harm, the Company respectfully requests that the Staff consider similar analyses under the Freedom of Information Act.  Exemption Four under the Freedom of Information Act (5 USC 552(b)(4)) (“Exemption Four”), exempts from disclosure matters that are “trade secrets and commercial or financial information obtained from a person and privileged or confidential.”  The courts have applied a three-prong test to determine if nondisclosure under Exemption Four is appropriate: (i) the information for which exemption is sought must be a trade secret or commercial or financial in character, (ii) the information must be obtained from a person and (iii) the information must be privileged or confidential.  Nadler v. Fed. Deposit Ins. Corp., 92 F.3d 93, 95 (2d Cir. 1996).  The Company respectfully submits that the Actual Volume and Price Information satisfies each prong of this test and, therefore, is not required to be disclosed.

Ms. Eisen
December 1, 2009

Commercial or Financial

In determining whether Exemption Four applies, courts give the terms “commercial” and “financial” their ordinary meanings.  Pub. Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983).  In addition, commercial information is described as information that has a direct relationship with a business venture.  Am. Airlines, Inc. v. Nat’l Mediation Board, 453 F. Supp. 430, 435 (S.D.N.Y. 1978), rev’d on other grounds, 588 F.2d 863 (2d Cir. 1978).  Information on financial condition and business sales statistics are examples of commercial information.  Landfair v. U.S. Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986).

The Actual Volume and Price Information is clearly commercial and financial in nature.  The volumes of raw material and finished product sold directly relate to the business venture undertaken by the Company and constitute business sales statistics.  The prices at which the Company sells its products are also directly related to the Company’s business, are business sales statistics and directly impact the Company’s financial condition.  The Actual Volume and Price Information fits squarely within this prong of Exemption Four.

Provided by a Person

The second prong of Exemption Four requires that the information be obtained from a “person.”  Courts have broadly interpreted this requirement and found that the term “person” includes “a wide range of entities, including corporations.”  Id. at 327.  The Company qualifies as a person under this prong of the test.

Privileged or Confidential

Courts have held that the third prong of Exemption Four is satisfied if (i) the information is of the kind that would not generally be made available to the public and (ii) disclosure of the information is likely to cause substantial competitive harm to the person from whom it was obtained.  Nat’l Parks & Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974).  The Company believes that the Actual Volume and Price Information satisfies both requirements of this prong, as more fully discussed below.

Not Generally Made Available to the Public

The Company does not make the Actual Volume and Price Information available to the public.  Both historical and projected Actual Volume and Price Information comprise a portion of the Company’s confidential, internal business plan.  The Company’s internal employee policies specifically prohibit disclosure of the Company’s pricing information, except as and to the extent necessary to conduct business with a third party.  Similarly, the Company considers volume information confidential.  Accordingly, the Company does not disclose Actual Volume and Price Information in its press releases, investor calls or filings with the Commission.  In addition, because of the highly competitive nature of the industry in which the Company competes and the volatility of the prices of its products, which are commodities, the Company does not provide forward-looking information or make public forecasts regarding the Actual Volume and Price Information or other forward-looking information because (i) competitors would likely attempt to use such information to the Company’s disadvantage and (ii) an investor could unduly rely on past pricing information or forecasts, particularly with regard to commodity products that can experience price volatility in short periods.  If in the future the Company determines that it will provide forward-looking information or pricing detail in investor calls, interviews or press releases, it will also include additional information in its analyses of its operating results.

Ms. Eisen
December 1, 2009

Substantial Competitive Harm

Disclosure of the Actual Volume and Price Information would cause substantial harm to the Company’s competitive position and could adversely affect its stockholders for the following reasons:

Only Public Company in the Industry.  The Company is the only publicly traded company in the business of providing rendering, recycling and recovery solutions to the nation’s food industry.  As disclosed in the Form 10-K under the heading “Business – Competition,” the Company’s major competitors include Baker Commodities, Griffin Industries and Restaurant Technologies, Inc.  Neither these competitors nor the Company’s other competitors are publicly traded, nor are they required to file periodic reports with the Commission.  As a result, if the Company were required to disclose the Actual Volume and Price Information in its periodic reports or other filings, its competitors would have access to this confidential information of the Company, while the Company would not have access to comparable information from competitors.  The Company would be competitively harmed by this disparity.

Furthermore, disclosure of the Actual Volume and Price Information would provide the Company’s competitors with substantial insight into the Company’s business.  The Company’s competitors have access to the Jacobsen Index, which reflects prices for the finished product commodities that the Company produces.  If the Company were required to publicly disclose the Actual Volume and Price Information, its competitors could use that information along with the Jacobsen Index and other publicly available information regarding commodities pricing to precisely calculate the Company’s margins on each of its products.  This could cause substantial competitive harm to the Company because competitors could adjust their prices so as to undercut the Company’s prices and target the Company’s customers, which would negatively impact the Company’s sales prices, volumes and margins.  Even disclosure of historical Actual Volume and Price Information could allow competitors to accurately predict the Company’s margins and business plan on a forward-looking basis.

Highly Competitive Nature of the Industry.  The industry in which the Company competes is highly competitive.  Companies in the industry face significant pricing pressure and operate with extremely small margins because prices are generally calculated at per hundred weight of product.  If the Company’s competitors had the ability to precisely calculate and undercut the Company’s prices, even by a few pennies, sales would be diverted from the Company because a slight price reduction per hundred weight can be significant when applied to large quantities of products.  In addition, barriers to entry in the restaurant services industry segment of the Company’s business are relatively low, and public disclosure of the Actual Volume and Price Information could incentivize others to begin competing with the Company.

Ms. Eisen
December 1, 2009

If the Company were required to disclose the Actual Volume and Price Information, its competitors would also likely attempt to use such information to the Company’s disadvantage as they have used other publicly available information about the Company in the past.  For example, they may use such information to make misleading representations regarding the Company’s financial position to its customers and suppliers.  Competitors may argue that the Company’s prices and margins are too high or, alternatively, that the Company’s margins are small and may lead to financial difficulty.  In preparing to respond to the Comment Letter, the Company’s board of directors discussed the request for disclosure of the Actual Volume and Price Information and expressed serious concern that competitors would likely use such information to the competitive disadvantage of the Company.

Because the Actual Volume and Price Information would not materially improve an investor’s understanding of the Company’s business and its disclosure would cause the Company substantial competitive harm, the Company respectfully believes that such information should not be disclosed.

3.
Please revise your discussion of results of operations to include for each segment sales and segment profit trends, factors explaining such trends, and where applicable, known events that will impact future results of operations of the segment, as this information appears to be material to an understanding of the consolidated information.  Refer to FRR 501.06 and 501.12.

As discussed in the Company’s response to comment 2 above, the Tables show the monetary impact of the various indicators on the Company’s results of operations by segment for the period being reported, and the Company will move narrative that appears throughout MD&A and which further discusses and analyzes the indicators referenced in the Tables to a new, expanded paragraph immediately following each of the Tables.  The Company believes that this change will assist investors in understanding trends that may impact the results of operations for each segment.  The Company’s 2009 Third Quarter Form 10-Q reflects this new disclosure.  Prices for the commodities produced by the Company can be quite volatile, and change on a daily basis within a quarter.  In addition, within a given quarter, these commodity prices can move both higher and lower.  Because of the unpredictable nature of pricing for these commodities, future trends that may impact the Company’s results of operations are difficult to identify more fully in a way that would be meaningful to investors.  Therefore, the Company believes that its existing disclosure regarding segment sales and segment profit trends is sufficient.  For the Staff’s convenience, the Company has included pages from the 2009 Third Quarter Form 10-Q intended to address the Staff’s comments in the materials provided on a supplemental basis.

In addition, the Company discusses and analyzes in the Tables and related narrative the impact of raw material volumes on the Company’s results of operations, including the monetary impact by segment.  The Company believes that the information currently provided, together with the related discussion and analyses, provides investors with the relevant information necessary for an investor to understand the impact of trends on the Company’s results of operations for each segment.  When and if the Company identifies known events that will impact future results of operations of a segment, it will discuss such information in its future filings.

Ms. Eisen
December 1, 2009

Financial Statements, page 42

Consolidated Statements of Operations, page 46

4.
Please tell us how you comply with Regulation S-X, Rule 5-03(b)(1) and (2), which require that revenues and cost of revenues from product sales, rentals, services and other sources be reported separately on your statements of operations.

Regulation S-X Rule 5-03(b) (“Rule 5-03(b)”) states, “If income is derived from more than one of the subcaptions described under [Rule 5-03.1], each class which is not more than 10 percent of the sum of the items may be combined with another class.  If these items are combined, related costs and expenses as described under [Rule 5-03.2] shall be combined in the same manner.”

The Company has net sales and cost of sales that are derived from more than one subcaption as described under Rule 5-03(b), but none of the sales or cost of sales items exceed 10 percent of total sales or cost of sales, with the exception of finished product sales.  As only one subcaption as described under Rule 5-03(b) is in excess of 10 percent of total sales, the Company has presented one line item for all sales and cost of sales, respectively, on the Company’s consolidated statement of operations, as permitted by Rule 5-03(b).

Note 1 – General, page 50

(b) – Summary of Significant Accounting Policies, page 50

(17) – Revenue Recognition, page 54

5.
Your disclosure on page 5 indicates that in exchange for your collecting raw materials from suppliers, suppliers are either paid, are not paid, or are charged.  You also state that under the formula arrangement, the charge or credit for raw materials is net of a fixed service charge.  Explain to us and expand your policy disclosure to clarify how you account for instances where the supplier is paid for raw materials net of a fixed service charge.  That is, clarify whether you recognize the service charge in these instances as revenue or as a reduction to cost of sales, and tell us the basis for your accounting treatment and the amounts involved.

Under the formula arrangement, the amount paid to suppliers for raw material is determined by market prices.  The formula to determine the amount to be paid to the supplier is calculated by the market price for the related commodity (e.g., bleachable fancy tallow, meat and bone meal, yellow grease) less a fixed processing fee.  The processing fee is a reimbursement of fuel and other collection costs that are directly incurred in the collection of the raw material.  Thus, the processing fee is considered an adjustment to the price of the purchased raw materials, and the amount paid to the supplier represents the negotiated contractual price for the purchase of raw material.  Thus, the net amount paid to the supplier is recorded as cost of sales.  The Company believes this is consistent under the guidance of Accounting Research Bulletin No. 43 and EITF 02-16.

Ms. Eisen
December 1, 2009

The 2009 Third Quarter Form 10-Q reflects the following revised language on revenue recognition, which the Company believes is consistent with the requirements of SAB Topic 13 and will be included in future filings:

The Company recognizes revenue on sales when products are shipped and the customer takes ownership and assumes risk of loss.  Certain customers may be required to prepay prior to shipment in order to maintain payment protection against certain foreign and domestic sales.  These amounts are recorded as unearned revenue and recognized when the products have shipped and the customer takes ownership and assumes risk of loss.  The Company has formula arrangements with certain suppliers whereby the charge or credit for raw materials is tied to published finished product commodity prices after deducting a fixed processing fee incorporated into the formula and is recorded as a cost of sale by line of business.  The Company recognizes revenue related to grease trap servicing in the month the trap service occurs.

6.
On a similar matter, your disclosures on page 6 state in certain instances you may require payment prior to shipment in order to maintain payment protection for your foreign sales.  Please expand your revenue recognition disclosures to clarify how you account for these payments prior to shipment and demonstrate that your accounting is consistent with the requirements of SAB Topic 13.

The Company has expanded its policy disclosure to include when revenue is recognized for instances where the Company requires payment prior to shipment.  These payments are recorded as unearned revenue and recognized as revenue when the products have shipped and the customer takes ownership and assumes risk of loss.  The revised disclosure is included in the Company’s response to comment 5 above.  Such disclosure was included in the 2009 Third Quarter Form 10-Q.

7.	Expand your policy disclosure to include when revenue is recognized for grease trap servicing.

The Company’s policy is to recognize revenue related to grease trap servicing in the month that the service is performed.  The Company has expanded its policy disclosure to include when revenue is recognized for grease trap servicing.  The revised disclosure is included in the Company’s response to comment 5 above.  Such disclosure was included in the 2009 Third Quarter Form 10-Q.

Note 6 - Goodwill, page 57

8.
You state here that you recorded an impairment charge of approximately $15.9 million because you determined that goodwill was impaired within a single reporting unit.  Yet we note that you recorded a portion of this impairment charge to each of your two segments.  Please reconcile these disclosures to paragraph 30 of SFAS 142, which defines a reporting unit as an operating segment or one level below an operating segment.

Ms. Eisen
December 1, 2009

Paragraph 30 of SFAS 142 states, “A reporting unit is an operating segment or one level below an operating segment (referred to as a component).  A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.  However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.  An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.  The relevant provisions of [SFAS] 131 and related interpretive literature shall be used to determine the reporting units of an entity.”

Based on the criteria set forth in SFAS 142, the Company has divided its operations into eight reporting units after aggregating certain components (i.e., plants) based upon similar economic characteristics such as customer base and distribution channels.  Each component constitutes a business for which discrete financial information is available and reviewed by Company management on a regular basis.

Additionally, all of the components (i.e., plants) of the Company can be allocated to one of the two operating segments (Rendering or Restaurant Services), with some plants performing services and offering the products of both operating segments (Combined).  A listing of plants by segment (Rendering, Restaurant Services, or Combined) can be found under “Properties” in Item 2 in the Form 10-K.  For those plants that operate in both segments, the component reports discrete financial information of each operating segment at that location to the chief operating decision maker for decision making purposes.

According to paragraph 15 of SFAS 131, the characteristics of a segment “may apply to two or more overlapping sets of components for which managers are held responsible.  That structure is sometimes referred to as a matrix form of organization.  For example, in some enterprises, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas.  The chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both.  In that situation, the components based on products and services would constitute the operating segments.”

As the Company is organized both by the eight reporting units (based on geography/plants) and two operating segments (based on products and services) as described above, each group has managers responsible for the allocation between the two operating segments, and the chief operating decision maker reviews discrete financial information under both.  Based on the guidance in the paragraph above related to matrix form of organization, the Company has determined its operating and reportable segments based on products and services.

The impairment charge recorded for the fiscal year ended January 3, 2009, related to a single reporting unit.  This reporting unit is a component (i.e., plant) that operates in both segments.

9.
We note you have not allocated a portion of your goodwill to your reporting units as of the end of fiscal 2008 and 2007.  Paragraph 34 of SFAS 142 states: “all goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date.”  Please revise your disclosures to allocate the amount labeled as combined goodwill to the relevant reporting units of each reportable segment.  In your response, please tell us how you considered this goodwill amount in your impairment testing and whether the allocation of this amount results in further impairment charges as of January 3, 2009.

Ms. Eisen
December 1, 2009

As discussed in the response to comment 8 above, the Company allocates goodwill to its reporting units, which are one level below the Company’s segments. All goodwill acquired in business combinations has been assigned to the appropriate reporting units as of the acquisition date, and therefore, all goodwill was subject to the Company’s impairment testing as of January 3, 2009.

The amount of goodwill disclosed in Note 6 as “combined” relates to acquisitions consummated in the 1990’s and was assigned mainly to one reporting unit, which is a unit with operations in both segments.  This reporting unit was not the reporting unit that was impaired at January 3, 2009.  We note that this goodwill was not further allocated between the Company’s two segments due to the immaterial amount (approximately 5% and 6% of the December 29, 2007, and January 3, 2009, goodwill balances, respectively).  However, the Company will revise its disclosure in future filings to allocate the $3.5 million between the Company’s two segments.

Item 9A. Controls and Procedures, page 81

10.
At page 82, you indicate that management concluded that your internal control over financial reporting was effective as of January 3, 2009.  Clarify in that regard whether the ICFR was effective at the “reasonable assurance” level to which you refer at page 81.

The Company confirms that, based on their assessment, management concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of January 3, 2009.  Specifically, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  In its future filings, the Company will disclose the level at which management concluded internal control over financial reporting was effective.

Schedule 14A filed April 3, 2009

General

11.
Regarding the comments that follow for the Schedule 14A filed April 3, 2009, please confirm in writing that you will comply with comments in all future filings, and provide us with an example of the disclosure you intend to use in each case.  After our review of your responses, we may raise additional comments.

Ms. Eisen
December 1, 2009

The Company will comply with comments 12 through 14 in all of its future filings.  In the Company’s response to each of comments 12 through 14 below, it has provided an example of the disclosure the Company intends to use in its future filings.

Executive Compensation Discussion and Analysis, page 14

12.
Please disclose the targets the compensation committee used in its determination of the annual incentive bonuses, performance based restricted stock, and total compensation for the named executive officers, including targeted and “threshold” EBITDA for 2008.

If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  We note the disclosure at page 16 that begins “Although performance levels are established at levels that are reasonably attainable, executive officers must attain better than expected planned performance,” but additional detail would be required in the event that you do not disclose actual targets.  See Instruction 4 to Item 402(b) of Regulation S-K.

In future filings, the Company will disclose the targets the compensation committee of the board of directors of the Company (the “Compensation Committee”) used in its determination of the annual incentive bonuses, performance based restricted stock and total compensation for the named executive officers, including targets and thresholds, to the extent the Company can do so without divulging information that would be competitively harmful to the Company.  The Company acknowledges that in order to determine that competitive harm would result to the Company from the disclosure of specific targets used in the Compensation Committee’s determination of the annual incentive bonuses, performance-based restricted stock and/or total compensation for the named executive officers, the Company would be required to use, and would use, the same standard that would apply if it requested confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 (17 CFR 230.406) and Exchange Act Rule 24b-2 (17 CFR 240.24b-2), each of which incorporates the criteria for non-disclosure when relying upon Exemption Four and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder.  If competitively harmful information is excluded, as required by Instruction 4 to Item 402(b) of Regulation S-K, the Company will provide a more detailed discussion of how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed target levels or other factors.

Ms. Eisen
December 1, 2009

For fiscal 2008, the Compensation Committee selected targeted EBITDA as the relevant Company financial goal of its annual incentive plan and long-term incentive plan (which in fiscal 2008 consisted of performance based restricted stock awards).  However, the Compensation Committee periodically reviews the Company’s comprehensive executive compensation program to ensure that it remains competitive and is providing the proper mix of cash, equity, and long-term and short-term incentive compensation for the Company’s executives.  As previously disclosed, during 2008, the Compensation Committee engaged an outside consultant to assist the Compensation Committee in conducting a thorough review of the Company’s executive compensation program, including its incentive programs.  As a result of this review, the Compensation Committee adopted a new Executive Compensation Program Policy Statement, which, among other things, changed the financial objective component of the annual cash incentive and long-term incentive awards beginning in fiscal 2009 from an annual EBITDA target to a measurement of the Company’s yearly return on gross investment (“ROGI”).  The Company has concluded that the disclosure of the 2009 ROGI targets in its 2010 annual proxy statement (the “2010 Proxy Statement”) will not result in competitive harm to the Company.  Accordingly, the Company will disclose the 2009 ROGI targets in the 2010 Proxy Statement, including the targeted and threshold amounts used in its annual incentive plan and long-term incentive plan.  However, in the future should the Compensation Committee again change the financial measures used in setting the targets of these plans, the Company reserves its right to evaluate whether or not the disclosure of any such new financial measures would be competitively harmful to the Company in accordance with the standards enunciated in Instruction 4 to Item 402(b).

An example of the revised disclosure as it would have appeared in the 2009 Proxy Statement with respect to the annual incentive plan is as follows:

For fiscal 2008, the target EBITDA established by the [Compensation Committee] was $85.0 million.  The financial objective component of the annual incentive bonus for each executive began payout at achievement of EBITDA equal to approximately 82% of the target EBITDA or $69.7 million (the “threshold EBITDA”) and increased if actual performance exceeded the threshold EBITDA, up to a maximum payout for achievement of (i) 175% of the threshold EBITDA for our Chief Executive Officer and  Executive Vice President–Finance and Administration and (ii) 150% of the threshold EBITDA for all other executive officers.  The business objective component of the annual incentive bonus for each executive began payout at achievement of 90% of the threshold EBITDA and achievement of at least 75% of the Personal Goals, up to a maximum payout for achievement of the target EBITDA.  The threshold, target and maximum annual incentive bonus opportunity for each of the named executive officers is shown in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards column of the fiscal year 2008 Grants of Plan Based Awards Table included elsewhere in this Proxy Statement.

An example of the revised disclosure as it would have appeared in the 2009 Proxy Statement with respect to the long-term incentive plan is as follows:

Performance Based Restricted Stock.  The [Compensation Committee] may grant restricted stock under the LTIP (referred to below as “Performance Based Restricted Stock”).  Generally, the [Compensation Committee] considers grants of Performance Based Restricted Stock annually and with the assistance of Hewitt determines the dollar value or number of shares to be granted in each instance.  In making that determination, the [Compensation Committee] considers the impact of Performance Based Restricted Stock grants in the context of each executive’s aggregate compensation package.  The purpose for granting Performance Based Restricted Stock to executives is to enhance the incentive for them to remain with our company and to align their interests with attractive stockholder returns.  We also believe that long-term grants, such as Performance Based Restricted Stock awards, disincentivize excessive risk-taking by executives.  Performance Based Restricted Stock does not have an exercise price and vests based upon either (i) an employee’s time and service with our company (generally four years) or (ii) predetermined increases in stock price.  Award sizes are determined based upon a competitive compensation analysis and target compensation provided by Hewitt, and the entire award is granted when, but only if, a financial target is achieved.  In fiscal 2008, the [Compensation Committee] used EBITDA as the financial target and set the target EBITDA for the LTIP at $69.7 million.  The [Compensation Committee] awarded dollar value Performance Based Restricted Stock opportunities for fiscal 2008 to certain of our officers, including each of the named executive officers except Mr. Myers (the “2008 Restricted Stock Awards”).  The Performance Based Restricted Stock underlying the 2008 Restricted Stock Awards was granted and issued to the recipients on March 10, 2009, after it was determined that we exceeded the target EBITDA.  The number of shares of Performance Based Restricted Stock issued under the 2008 Restricted Stock Awards was determined based on the closing price of our common stock on the NYSE on March 9, 2009.  The awards vest in four equal installments, with the first installment vesting immediately upon the grant date and the remaining three installments vesting on the next three anniversary dates of the grant.

Ms. Eisen
December 1, 2009

Setting Executive Compensation, page 15

13.
We note that you benchmark your total compensation at or near the 50th percentile of total compensation paid to similarly situated executives of the companies from your “Comparison Group.”  Further, we note that for 2008, your annual incentive payment was at the 60th percentile and your long-term incentive compensation was at the 30th percentile.  Please disclose the percentile level for the 2008 base salaries and total compensation.

In future filings, the Company will disclose the relevant benchmarks used by the Compensation Committee in setting the named executive officers’ total compensation, including the percentile level for base salary and total compensation.  An example of the revised disclosure as it would have appeared in the 2009 Proxy Statement with respect to the percentile level for total compensation is as follows:

The [Compensation Committee] compares numerous elements of executive compensation (i.e., base salaries, annual incentive compensation, long-term incentive compensation, retirement benefits and certain material perquisites) to establish whether our company’s proposed compensation programs are competitive with those offered by members of the Comparison Group.  The [Compensation Committee] generally sets total compensation for the named executive officers at or near the 50th percentile of total compensation paid to similarly situated executives of the companies comprising the Comparison Group.  Variations from the 50th percentile level may occur, as dictated by the experience level of the individual and market factors.  Further, the 50th percentile compensation target may be exceeded for a year in which performance significantly exceeds goals.  For fiscal 2008, the [Compensation Committee] believes that the total compensation set for the named executive officers was at or near the 50th percentile of total compensation paid to similarly situated executives of the companies comprising the Comparison Group.

Ms. Eisen
December 1, 2009

An example of the revised disclosure as it would have appeared in the 2009 Proxy Statement with respect to the percentile level for base salary is as follows:

Base Salary.  Our company provides named executive officers and other employees with a base salary to compensate them for services rendered during each fiscal year.  Base salary ranges for named executive officers are determined for each executive based on his position and responsibility by using market data supplied by Hewitt.  Base pay is designed to be competitive compared with median prevailing market rates at general industrial companies that have similar total revenue and market capitalization and/or compete with our company for management talent.  Executive positions are grouped by grades, which are part of our company’s overall salary structure.  The [Compensation Committee], in consultation with Hewitt, periodically reviews base salaries of senior executives, in addition to those established by employment agreements, to determine if adjustment is necessary based on competitive practices and economic conditions.  Base salary for senior executives will also be reviewed and adjustment may be made based on individual performance and the individual’s skills, experience and background.  For fiscal 2008, the [Compensation Committee] set base salaries for named executive officers at levels that approximate the 50th percentile level for similarly situated executives in the Comparison Group.

14.
In addition, we note your statements that “[v]ariations from the 50th percentile level may occur, as dictated by the experience level of the individual and market factors.  Further, the 50th percentile compensation target may be exceeded for a year in which performance significantly exceeds goals.”  In the event the total compensation, base salary, annual incentive bonus, or long-term incentive compensation percentile levels were not at the 50th percentile, please disclose the factors used by the compensation committee in making the variation.

In future filings, the Company will disclose the factors used by the Compensation Committee in making any variations from any benchmark used by the Compensation Committee in setting the named executive officers’ total compensation.  As noted above, for fiscal 2008 the Compensation Committee set total compensation for the named executive officers at or near the 50th percentile of total compensation paid to similarly situated executives of the companies comprising the Comparison Group and there were no significant variations from that benchmark.

Ms. Eisen
December 1, 2009

As indicated above, under separate cover, the Company has provided supplemental change pages for the Amendments, marked to reflect changes made by the Company in response to the Comment Letter.  The Company believes that the impact of the changes to its disclosures reflected in the Amendments is not material in the aggregate to its investors.  Accordingly, the Company respectfully requests that the Staff review the Amendments and concur in the determination that the Amendments need not be filed with the Commission.  The Company will provide information substantially similar to the information reflected in the Amendments in all of its future filings.

Should you have any questions regarding the foregoing or the Amendments, please contact the undersigned at (214) 746-7864.

Very truly yours,

/s/ Mary R. Korby

Mary R. Korby